Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

On April 17, 2024, an interview with Mihir Dange, the Chief Executive Officer of XCF Global Capital, Inc. ("XCF"), and Wray Thorn, the Chief Investment Officer and Director of Focus Impact BH3 Acquisition Co. ("Focus Impact"), was published by the SAF Investor Podcast. During such interview, Mr. Dange and Mr. Thorn discussed, among other things, Focus Impact and the proposed business combination involving XCF and Focus Impact. Below is a copy of the transcript of the interview.

Interview Transcript:

Oscar Henderson
Hello, and welcome to the latest episode of the SAF podcast. This week, we are delighted to be joined by Mihir Dange from XCF Global Capital and Wray Thorn from Focus Impact Partners. How are you both?

Wray Thorn
Very good.

Mihir Dange
Great. Thank you for having us.

Oscar
No, absolute pleasure. So, we are recording this in early April, and in March, you guys had some exciting news about your merger and listing. We'll come on to that later. Before we get on to that, Mihir, do you just want to take us through XCF and your background first to give everyone a bit of context?

Mihir
Absolutely. Appreciate you having us on the podcast. We were super excited. We were super excited about the transaction that we've consummated here. Just a little bit about myself. I have about 20-plus years on Wall Street. I used to be a commodities, market-making, derivatives trader. I started at a boutique firm, and then subsequently had my own market-making firm and we traded all various different types of products down on the NYMEX COMEX, which was really interesting times. We started where there was paper trading, and then eventually moved it to this algorithmic type of market-making business, so we got to really see the evolution of the financial markets. Then after that, I was working in New York City to help implement a government program for yellow taxi medallion drivers and we were able to create a program that was eventually effectuated by the government to level set the debt and create a government backstop, which was a huge win for the taxi industry. What is super interesting here at XCF is I get to meld both of those experiences with commodities, government regulation, and really putting XCF as a pioneer in the future of sustainable aviation fuel, which is right at that cross-section.
XCF is about only 12 months old, but the facilities that we have, have been around for, call it the last 6 or 7 years. So, we created a Holdco with basically a pipeline of projects at the DevCo level, and now are in a transaction with Focus Impact Group, Wray here, and Carl Stanton, in order to take it public. It's super exciting time considering what's happening in the industry. I'll pass it over back to you.

Oscar
Thanks, Mihir. Wray, what about you? What were you doing before Focus Impact Partners and what's Focus Impact Partners?

Wray
Thanks, Oscar. It's great to see you again, great to be on the podcast today with Mihir. Focus Impact Partners is a private investment firm on a mission to amplify social impact and generate impactful profits by bringing capital and expertise to what we call socially forward companies. We endeavor to invest in and partner with great companies that are great in part because of the positive impact they're having in the world, both for people and for the planet and then we try to help those companies grow and do more of the good they're doing.
By the same token, we look for companies where the more good they're doing, the more they'll win in their markets and the more financial success they'll have. We like to say we're looking for opportunities where impact can be an Alpha generator to financial returns. Personally, I've been involved in private investing for more than 30 years, including most recently, building and leading the private investment efforts for Two Sigma for almost 10 years, before deciding to be an entrepreneur at the ripe age of 50 and co-founding Focus Impact with Carl Stanton, who Mihir referenced.

We have significant expertise in both the aviation industry and the energy industry, having been part of building successful aviation leasing businesses, as well as several E&P companies and we've been pursuing a decarbonization thesis and announced a transaction with a company that develops and manages carbon offsets, on behalf of businesses that have decarbonization activities. It's a long-winded way of saying that renewable fuels generally, and sustainable aviation fuels specifically, are a strong fit for us, given the nexus with our experience and the ability to have a double bottom-line impact. We're excited to be partnering with Mihir and XCF Global, being part of building a leader in the SAF sector.

Oscar
Your announcement last month was really exciting, and I think probably took a few people by surprise, just considering where it came from. We like meet-cute stories here, so how did you guys get connected? Where did that connection come about?

Wray
That's a good question. As I mentioned a moment ago, we've had a thesis around renewable fuels and SAF specifically as they are a great area, given our experience and impact thesis. The part of these investment activities, we've had an active search over the last several years for a company that we could bring to the public capital markets through a merger with one of our SPAC vehicles. In the course of those efforts, which are a lot about blocking and tackling and meeting everybody you can meet in a particular industry sector, we met hundreds of companies, not only in SAF, of course, but in other areas as well. We were connected with Mihir and XCF Global at the time they were thinking about pursuing a transaction along the lines of what we're pursuing together. We're immediately attracted to a number of facets about the opportunity to work together.

Oscar
Mihir, how is it being tackled by Wray?
[laughter]

Mihir
Oh, if you see Wray in person compared to me, I don't want to actually be tackled by him.

Wray
He needs to be wearing a lot of equipment.

Oscar
He's got to have big pants on.

Mihir
Yes. It's been amazing. I think when you go through this process, it's about finding the right partnership. We're doing something a little bit different by taking this through the public markets. Typically, I think you'll find a lot of companies are staying private, and privately held, and privately funded. We took a very particular view to be a potential thought leader in the space and have a first-mover advantage. In doing so, it's really important to make sure that there's an ecosystem around you that supports that cause. Similarly, they looked at hundreds of targets. We looked at many different sponsors, and in looking for those sponsors, we were looking for people in particular that could push the growth element through a nascent industry, which means that, A) we're going to be joined to the hip at some point, which is now, and we both need have to have this ability, this mindset that we're going to navigate through a nascent space, we have to be nimble, we have to be willing to pivot, but we have to both have the commonality that growth and emergence of growth in this space will be paramount. I think we found that in Focus Impact. That's why we have a great relationship here.

Wray
Oscar, if I could just add one funny anecdote in that regard. As you do in today's Zoom world, I think we first met over a Zoom, when Mihir and team were out in Reno, Nevada. Then we met in New York, if I recall correctly. Then, my wife sometimes likes to joke that I'm the Jerry Maguire of private equity guys. My partner, Carl, and I, immediately thought, we've got to get out to Reno, Nevada, so we got on a plane and flew out, and spent the day, with Mihir and team, and a number of the other key management professionals. What did Jerry Maguire used to say? He's the key of the living room. We were in the company's living room and got to know each other very well. I think, while it's a little old school, there's something to be said for building a interpersonal relationship when you're going to be partnered together for a long time. It is like a marriage in many ways. You've got to build a, not only relationship, but also trust in working together. We're off to a great start in that regard.

Oscar
Is that just a long-winded way of saying you're like Tom Cruise? Are you calling Mihir, Cuba Gooding Jr.?
[laughter]

Wray
I'll leave that up to your listeners' judgment.

Oscar
Mihir, you mentioned it earlier about your projects that you've got. Do you just want to take us through, where they are, what stage of development they are. Do you have expected timelines for those going forward?

Mihir
Absolutely. XCF is a Holdco. At the Holdco level, as I mentioned, we have people with experience in commodities, energy, public policy, operations. At the DevCo level, we have basically, four plants or factories, sustainable aviation fuel factories that will come online at different times. The first is New Rise Renewables, which we are in the process of consummating our transaction with them. That is expected to start SAF production in under six months. Call it summer to fall of 2024, it will be productional at a 38 million gallon run rate per annum.
Adjacent to that site, we have New Rise Renewables, call it SAF production facility number two, which leverages a lot of the existing infrastructure that's there. Everything from rail to hydrotreater to preprocessing facility. Our cost there is dramatically less because we have to leverage some existing infrastructure that is in development and projected to come online in 2026. Then we have two other facilities strategically located around the country. One in Wilson, North Carolina, and the other in Fort Myers, Florida. Those are construction imminent and projected to come online in 2028.

At XCF, what we're super excited about is that we have this pipeline of projects that gradually come on but with production coming on early, considering what's happening in the sustainable aviation fuel space, is, I think the first mover advantage that we're looking for but also being able to replicate that exact footprint. We have a design patent pending on that. We'll be able to basically take that modular design and replicate that around the country.

Oscar
You mentioned it there at the end, the modular approach that you're taking. What is the benefit of that and conversion from pre-existing infrastructure? How does that help you going forward?

Mihir
Great question. We are we are using existing technology, HEFA-based technology. It's been around. It's a very proven pathway. We understand that there are going to be many pathways that come on in the future. That is expanded to grow almost to double. In terms of why we use this technology and the modular design of that is it provides a tremendous amount of flexibility. We have already created renewable diesel out of this facility, right, and have opportunistically moving into sustainable aviation fuel as the timing is, couldn't be clearer that the demand is outpacing supply, right, so. Being able to use a reliable, proven technology is clear and achievable path to commercialization and scalability. I think the idea here is we need to hit the ground running. We need to show production, and then we have the ability to leverage into multiple pathways as we have a proven revenue stream.

Oscar
Wray, when you hear all that from Mihir, what about that attracts you to make that connection and that partnership with them, from an investment point of view?

Wray
There are a number of things that we believe are attractive about XCF as a company and the sector generally. The first really are the significant macro tailwinds behind the adoption of SAF. I know, Oscar, you've talked a lot about this with others on your podcast, but the need and challenge of decarbonization for the aviation industry is significant given the contribution of carbon emissions from the aviation industry relative to other transportation sectors.

Also, the growth of that, of CO2 emissions, with the growth and proliferation of air travel and the global connectivity it affords both for people and goods and services, not only in the US and Europe, but also more significantly in Asia and other parts of the world. This is an industry that's growing. It's going to continue to grow. It's a very valuable industry for the world. SAF is really the key to unlocking the aviation industry's carbon footprint problem. In the near to intermediate term, and maybe even the short part of the long term, there's really no alternative propulsion technology for large-scale aviation to jets burning fuel.

That coupled with the shift in regulatory and government policy and consumer sentiment, and industry participant leadership, it provides really massive tailwinds for SAF demand, driving the need for additional suppliers and SAF production. I think you've seen this, you've quoted this stat, but, the world burns approximately 100 billion gallons of jet fuel in a year, and in 2023, only a little more than 150 million of this was SAF. In order to meet even a 5% objective, let alone a 10% objective, we need to see production increase quite significantly from current levels.
That's, we see a market, really, where demand is going to far outstrip supply for many years to come. XCF is seeking to address that industry's growing demand. More specifically to your question, the company brings a combination of near-term cash flow visibility from a proven technology at its existing operation. It's expected to be in production later this year, as Mihir referenced, as well as the significant growth potential from its pipeline of additional facility sites, a number of which are identified and under the company's control. I think that is, those two elements from a financial and operational standpoint, are significant from an investor's perspective.
Of course, every great company has a great management team, and we've been really impressed with not only the experience, but also the depth of the management team that Mihir has assembled, and his tireless leadership is outstanding as well. I guess I'd just say the last thing I would say, and this is really important to us, is that XCF is a company that's focused on doing well. Not only doing well, but also doing good while doing well, and which is a great fit for our impact investment strategy. We want to help entrepreneurs and executives of companies like XCF succeed and scale both their impact and their shareholder value.

Oscar
The first half of your answer there was really interesting regarding the tailwinds for SAF and how little production we got now, how much aviation fuel is being used currently, how the fact it's only going to go up, more and more air travel is going to happen. You're an impact investor, so you're looking at much more than just SAF and aviation. There are other renewables industries. You can look at offshore wind, nuclear, other things that are going on. What made you go for SAF this time around and not look at other things, or what have the others not got that SAF has got? I think you've covered what SAF has got, and it's got really strong tailwinds. What are the others missing in your eyes?

Wray
If you're honest, renewables is a sector that's actually been difficult for both public and private markets investors. This is one example, the S&P Global Clean Energy Index is down, I believe, more than 30% over the last 12 months. That's in a market that's actually been going up. Even on a relative basis, that's even worse performance. It's a sector that's experienced quite a bit of hype and positive sentiment but hasn't really delivered in many ways from a performance standpoint. We think SAF stands out relative to other renewable areas of investment, given the significant supply-demand imbalance we discussed a moment ago.

It's not an area where a new technology is being pushed on a market. Quite the opposite, alternative technologies for aviation industry really don't exist in the intermediate term, and so SAF is required to achieve both government and industry, and consumer objectives in this space. Now, that's the first thing. Second thing I think is that SAF is a drop-in technology, which means that it utilizes existing industry infrastructure and works with existing aviation technology. It doesn't require significant changes in infrastructure to deliver the fuel or aviation engine design to consume the fuel. Actually, it's really a near-term viable alternative that works inside of the existing industry operations.

Therefore, it makes for a much more efficient and cost-effective transition. If you compare that, for example, to EVs just as a foil, if you think about that, you have to redesign the entire propulsion system of the car, you have to redesign many aspects of the car to accommodate the battery and the additional weight that that affords, not to mention the infrastructure for charging. You have to completely abandon, really, the existing infrastructure related to providing fuel to a vehicle. EVs have significant hurdles to adoption that something like SAF really doesn't require.

Then I guess I'd say there are current technology paths that are available to produce SAF. In XCF's case, the HEFA production process that Mihir described, it's proven. It's utilized. It doesn't require investing in this area. It doesn't require a significant technology bet today. That's not to say that new technologies aren't being developed that we'll have a greater reduction in carbon footprint. Quite to the contrary, that's happening and will certainly be the case. The drop-in nature of SAF and the existing technology paths make this an evolutionary opportunity rather than a revolutionary one.

Oscar
The reason we're here is because you guys have obviously signed this partnership and XCF is going to be hopefully publicly listed later on this year. Mihir, why go public? Why now? Because there are very few SAF producers that are actually listed publicly. Gevo is one of them. I can't think of any others off the top of my head, and they're producing. Why now when you haven't reached that production stage yet?

Mihir
That's a great question. I think we need to just take a little bit of a step back, which is, what is the importance of energy transition? A successful energy transition has the goal of reducing, call it, net carbon emissions by mid-century, to zero. That's the goal. 2050 is the focus point of hitting a net neutral carbon emission standard. Now, what it does is it obviously provides significant types of benefits to the environment, to the economy, to the quality of life of people around the globe, and be impactful for generations to come. Now, what that means is you're going to find private financing that will always fund that, and you'll find public financing that will have interest in it.
We think opportunistically with what's happening in the market right now, is many of the sustainable aviation fuel players are embedded in existing refiners. We believe that there is a first mover advantage by having a position more of a pure-play renewable and sustainable aviation fuel producer that distinguishes itself from its peers. We've seen this time and time again where, take a Tesla, a thought leader can have Alpha, Bitcoin to call it Ethereum. That's where Alpha is generated. By being in the market, we believe that there will be beta because the overall market, there's going to be expansion.
We know that between now and 2030, there's a requirement for 3 billion gallons of SAF domestically. Then eventually, we need to hit between 30 and 40 billion gallons by 2050. Again, that comes to that carbon-neutral number. By accessing public markets, we actually get the opportunity to fund expansion and scale. That's really where we want to hit is that if we really want to have the focus of success in energy transition, we want to be able to tap into private markets, we want to be able to tap into public markets, and we want to be able to tap into government markets.
By tapping into all those markets simultaneously, we get to reduce our cost of capital and expand and grow. The whole point around expansion and growth is to meet the needs of the globe. I think opportunistically, we think that there is this first-mover advantage, an opportunity to be a thought leader, to reduce carbon emissions, to reduce CI scores consistently. We think that the public markets will respect that, and potentially reward us for that at some point in the future.

Wray
Yes, and if I could just add, we believe that XCF has a very strong public company story, not only in an industry that's growing, around which there's a lot of investor interest, but also the company affords the combination of relative cash flow visibility and significant growth potential, which we believe public markets investors appreciate and desire. Being public will hopefully bring not only the additional transparency, but also enhance the company's credentials and market presence with both the capital markets and industry participants, and of course, afford a currency for future organic and potentially acquisition-related growth down the road.

Oscar
It's come up a couple of times, the market leader, first-mover advantage. The cynic of me would say, you guys aren't producing, very few pure-play producers, whatever the pathway, are actually getting past FID stage. Isn't that quite bold and quite a brash position to take, seeing as you were formed 12 months ago, now you're listing, you're moving very quickly and very differently from everyone else?

Mihir
Yes. Bold is where Alpha is. I don't think we're trying to be bold for the sake of being bold. I think we're actually poised for success. Let me explain what that means, is we're in the process of converting our facility from a productional facility, so we know that it works, a proven pathway, so we know that it works, into sustainable aviation fuel in under six months. We have a pipeline of projects that allow us to get operational with the first one in under six months, and then have a pipeline behind it. Pending our acquisition of New Rise, it'll start producing 38 million gallons on a run rate basis, call it in the summer or early fall.

Because of the actual structure on a 10-acre facility, using the technological pathway, we can replicate that over and over again. Normally, I would say the reason you get stuck in FID is the size of the projects are massive. I think you'll find that the size of our project is a lot smaller, and more subscale domestically, while it's much bigger than some of the European counterparts. Because we have already had this proven technology, proven pathway, we know that it works. We have a license agreement in place with Axens North America, which is one of the industry leaders in catalyst development, and we get to use their hydro-treating technology.

It's versatile hydro treatment and boost yields, we know that it is productional. We also are in the process of getting a production policy guarantee. That enables a more cost-effective transfer of commercial and technological risks in the insurance markets, which helps de-risk the projects for investors. It also allows us to effectively finance and scale. Once you start compounding these multiple effects, you start realizing, okay, it's less of a bold thing, but more of making sure that we get operational. We also have a versatile feedstock base. Our pretreatment facility, one that costs an extra $100 to $150 million, allows us the flexibility to use non-food feedstocks.

We get to pull in, use cooking oil, soybean oil, distillers corn oil, or animal fats, or plant oils. We get to mitigate our supply costs. We get to mitigate cost of goods sold, supply volatility, and have a smooth supply chain. I think on a one-off basis, if you look at this, it's, maybe at first glance, it seems bold. I think when you start taking all the pieces into place, which is proven technology, experience of already running a renewable diesel facility, having a production guarantee, having a versatile feedstock base, and then tapping into, existing government financings, private financing, and potentially public financing, it becomes a very compelling story.

Oscar
You mentioned, it's very convincing, and I'm almost convinced, but you said you've got four plants. There's two in Reno, one in North Virginia, one in Florida. Why are they there? Why are they in those specific locations? Is it because they've got all those individual components that make them feasible for you to do production? How do they end up where they are, I suppose is my question?

Mihir
I think you'll find that those are strategically located. The ones in Reno, Nevada are strategically located around obtaining permitting. It's in one of the largest industrial parks in the world, in the country. Permitting is, because we're on 10-acre facilities, they're easier. We get to leverage the idea of having a, call it like a mother-daughter plant side by side. We get to opportunistically tap into the LCFS credits. Then you'll notice that the other facilities around Fort Myers and in North Carolina are near major rail, major airports. Those are strategically there purposely.

Oscar
We started off by talking about how you guys met and how this relationship started. What does it look like in the day-to-day now? I can imagine you're very busy with everything running up with all this stuff that's going on later in the year. What does the day-to-day relationship, partnership look like on the ground?

Wray
That's a funny question. I'm sure there's probably a little bit more engagement than Mihir would want every day. I'm only kidding, actually. We are really tied at the hip with Mihir and his team. We work closely together every day. We are endeavoring to not only execute this transaction but really, build a great business. My partners and I at Focus Impact have been involved with more than the boards and advisory boards of 50 companies and investment funds. We work closely, as partners and consularies, with executives and CEOs, bringing a combination of advice and our experience with the network and connections that we have that can help the company succeed, and of course, access to capital.

XCF is a symbol to really a world-class management team with decades of experience. Our job is to try to help, them succeed and achieve their milestone, their business objectives and build a great company. It's not just a transaction for us, we, are approaching this as a long-standing partnership to build a great company and be a leader in this important and growing industry.

Oscar
Mihir, do you feel the same? I suppose you can't really say no at this point, otherwise.

Mihir
[laughs] Yes. It's a bit like that, other than when I'm getting tackled on a daily basis. On a more serious note, we had the opportunity to evaluate many sponsors. The whole idea around I think making this public market transition is one that we spoke of. Having the commitment with people who've had the experience before is one that was very important to us. You'll find that Carl and Wray have very impressive backgrounds and have a pattern of success of doing this repeatedly. We are pioneering a new frontier in sustainable aviation fuel.
Anybody who's in this space is pioneering what this space is going to look like and we needed to be with people and thought leaders. We're trying to be thought leaders. Collectively, what that does is, we wanted to work with a team that has significant experience in aviation, in energy decarbonization, that had deep M&A experience. Also, that wanted to focus on this 2050 plan. The 2050 plan is the plan of getting carbon neutral around the globe. Our impact is in sustainable aviation fuel. Who are the people that allow us to execute on that growth plan and facilitate the industry adoption of sustainable aviation fuel?
We strongly felt that it was Focus Impact Group. When you start taking that hand-in-hand approach, there's no longer a them and an us, now it's a concerted effort. As far as we're concerned, our team is now broadened. We get two great players to push on this focus.

Oscar
Wray, when you look at XCF, one of the things that lots of people talk about is longevity in feedstock certainty supply, and in the demand in terms of offtakes, in terms of that being a long-term down the line, not just for two, three years, one year in the future. How important is that for you, when you're looking at it? Because I know there's a very strong feedstock supply in play here, in terms of the risk mitigation, the cost-effectiveness of that in terms of actually looking at SAF when it's produced, the price of that. Is that really something you look at closely?

Mihir
Yes, absolutely. We talked about this a lot, Oscar, in London. Actually, there was quite a bit of talk at your conference in London a few weeks ago about this, is that, in order to achieve relatively large-scale and low-cost capital financing, and to be able to build facilities that can produce SAF at commercial scale, that's a cornerstone, really, and to have visibility and certainty around revenue, and visibility and certainty, not only around costs but also around the availability of feedstock to be able to consistently run a plant at its volumes that it can achieve.
Not only is it costly to, for example, take up and bring down a plant, but it's also operationally quite problematic and can be damaging. Having that long-term relationship around offtake, as well as supply, I think is really important, not just to XCF, but to really any company that's building, that's built, that's endeavoring to build production in this sector.

Oscar
Mihir, I'm guessing that was something you were deliberately cognizant of, was that you need this long-term feedstock supply security in order to make this sort of model that you've got, work.

Mihir
Absolutely. If we think about why companies are successful, we need to just look at first principles. Obviously, there has to be processes in place. There has to be a clear vision of pursuing a mission. I think the mission here is clear, is that we want to be in the sustainable aviation fuel space, and we want to be leaders. We want to be thought leaders. We want to be thoughtful about this, our relationship with the planet, and relationship in the space. The cornerstone that Wray mentioned to the business model is the business model has to work. If the business model works, it's one where your cost of goods sold is well maintained and one where profitability is being maximized with some type of margin and margin metrics that make sense.
In order to do that in sustainable aviation fuel space, you need to be able to balance feedstock, which is your cost of goods sold, with your output, and the creditworthiness of that output.

Oscar
So Mihir, coming back to you, what advice would you give to other producers looking to finance? Because there are so many around the world who are struggling to get various stage of financing, whether it's feed studies, FID project finance, what's your sort of pithy bit of advice that you give to them as pithy as you can?

Mihir
Well, I think, you know, I think energy transition, if you're in the energy transition space is an interesting space right now, right? You're finding the evolution in this space, in particular, in sustainable aviation fuel is going to evolve and evolve over the next three years, definitively evolve over the next decade. So, it requires patience, right? It requires patience in where it is today, but it also requires a business model that has the ability to shift as customer sentiment shifts, right, as regulatory policy shifts and where in figuring out where there are tailwinds in the industry. Ultimately, you know, there has to be a sound business model, right?
A sound business model is one that is compelling in order to be a thought leader, in order to have create this kind of platform for green energy of reducing the carbon footprint for the globe and for aviation. So, I think when you when you start thinking about where companies want to live. Do they want to be like example, a sole pure play, sustainable aviation. Do they want to, branch away from legacy crude refiners? I think because the space is evolving, so does the model. The model has evolved, but it has to be sound from the get go. The numbers have to make sense. The relationships have to make sense. I don't mean to bring this back to XCF, but by having long-term agreements, by having proven technology, by having a leadership team that has experience in engineering and operations and energy and public policy, and one that is at the cusp of growth which aligns itself with, you know, towards sustainability, is what companies are looking for is what investors are looking for. So if you can create that investable type of product within your company that has a pipeline to do it, I think you'll find that there's a lot of interest. But you also have to have the patience because the space is new, the investors are also feeling out the space as well.

Oscar
And Wray, what about from your side? Have you got anything you'd say from an investor point of view, to producers?

Wray
Yeah, you know, I would add that to be resilient, you know, to demonstrate tenacity, as the old saying is you’re going to have to kiss a lot of frogs to find your partner. There are a lot of gates that you have to go through really to get off the ground, you know, no pun intended. One of the things I like to advise entrepreneurs or companies on in looking for capital is it's really trying to match your project and your opportunity with investor’s requirements and objectives. In other words, if it's a new technology and it's early days, you really should be talking to a group of investors that are comfortable with venture risk and they might invest, you know, smaller amounts of capital. If you're talking about now commercialization of a first of its kind type of project, then you have to identify investors that are comfortable with that type of risk profile and and meet their return objectives. And if you're talking about project financing, then where you've got a proven process and long-term offtake and supply, for example, so visibility around revenue certainty and cost certainty, then you're probably targeting more infrastructure or project finance type of investors, and they might be both debt and equity, for example, in those instances.

So, I think the key to capital formation in this sector, but also really in know across sectors is matching the opportunity and your business with the right set of investors and understanding their objectives and requirements to be able to make an investment. The other thing I would say is that I do think that as this is a nascent opportunity in industry, that there will be a lot of innovation, I believe, in financing markets and structures that you see in more mature commodity markets. So, innovation around hedging, you know, around financial and physical delivery. We talk quite a bit about book and claim as another innovation that you see in other segments of energy production, electricity, for example. That, I think, will develop, more broadly in SAF, and then you'll see innovation around risk mitigation, for example.

So, the insurance markets as a nascent but developing insurance market, for production risk that I think will evolve and help, that you see in other markets, that will evolve and help develop the growth of and production of SAF. So, that's something I'm anticipating, and I believe will happen and will also be invaluable for the growth of production in the industry.

Oscar
I can’t believe you didn’t say get big shoulder pads. [laughter]. After all that you didn't even mention the shoulder pads.

Wray
That too, that too.

Mihir
You know, that's a really good point, Wray. You think, just like a mental note here is that, you want a management team that's also going to innovate as all these things innovate as well. I think that's really well said.

Oscar
Well, on that note, I think that's a great place to end. Wray, Mihir, thank you so much for joining us. That was a really interesting conversation, and we thank you so much for giving up your time, because I know you're extremely busy.

Wray
Well, thank you, Oscar. It's been great being here today and being able to chat with you and Mihir, and to talk about SAF and XCF.

Mihir
Yeah, Oscar, really appreciate it. This was a great experience and we are super excited to tell our story, but we really appreciate the time here that you've carved out for us.

Wray
Yeah, I just close by saying a thank you to you and SAF investor for bringing such positive and in-depth attention to this important industry. It really is meaningful and I think will help and contribute to the growth and development of the space.

Oscar
Well that means a lot and shame that won't make it to the final edit.

Wray
But nonetheless it's true.

Mihir
It is true, we really appreciate this.

Oscar
Yeah, well, no, we really appreciate you guys giving up your time.

On April 17, 2024, XCF Global Capital, Inc. published the following post on LinkedIn:

 XCF Global | Podcast April 17, 2024 | LinkedIn  ...  XCF Global Capital Inc.  1d  XCF Global takes the spotlight in the latest episode of The SAF Podcast hosted by SAF Investor! Featuring our very own Mihir Dange and Wray Thorn, we dive deep into the groundbreaking developments shaping the future of sustainable aviation fuel production.  "We see a market where demand is going to far outstrip supply for many years to come. XCF is seeking to address the industry's growing demand." - Mihir Dange  Join us on this exciting journey as we pave the way for a cleaner, more sustainable aviation industry. Listen to the podcast episode now: [LINK]  #SAF #SustainableAviationFuel #CleanEnergy #XCFGlobal #SAFPodcast #Aviation #FocusImpactPartners  Like Comment Share

XCF Global Capital, Inc. sent the following email to its marketing mailing list on April 17, 2024:

 4/17/24, 6:53 PM XCF Global Capital, Inc. Featured in The SAF Podcast  View in browser  https://preview.mailerlite.io/preview/860968/emails/118789964111546167 1/3  XCF Global Featured in The SAF Podcast  Exciting news from the forefront of sustainable aviation fuel (SAF) production. We are thrilled to announce that XCF Global has been spotlighted in the latest episode of The SAF Podcast, featuring our very own Mihir Dange and Wray Thorn.  In this engaging podcast episode, Mihir and Wray delve into the groundbreaking developments at XCF Global and our mission to revolutionize SAF production for the aviation industry.  "We see a market where demand is going to far outstrip supply for many years to come. XCF is seeking to address the industry's growing demand."  - Mihir Dange  XCF Global is at the forefront of innovation and impact. Our commitment to engineering SAF production facilities of the highest compliance, reliability, and quality underscores our dedication to a greener, more sustainable future.  With the demand for sustainable aviation fuel soaring, our partnership with Focus Impact Partners amplifies our mission to make a positive difference while generating impactful profits. Together, we are driving change and shaping the future of clean energy in aviation.

 4/17/24, 6:53 PM XCF Global Capital, Inc. Featured in The SAF Podcast  https://preview.mailerlite.io/preview/860968/emails/118789964111546167 2/3  Listen  Join us on this exciting journey as we pave the way for a cleaner, more sustainable aviation industry.  XCF Global  Contacts  XCF Global Capital, Inc.  invest@xcf.global  Focus Impact BH3 Acquisition Co.  info@focus-impact.com  For Media  Alyssa Barry alyssa@irlabs.ca  Follow us on social

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3 Acquisition Company’s (“BHAC”) and XCF Global Capital, Inc.’s (“XCF”) expectations with respect to future performance and anticipated financial impacts of the business combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the New Rise acquisitions and the timing of the consummation of the business combination and the New Rise acquisitions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BHAC and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by BHAC’s public stockholders in connection with the business combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or the New Rise acquisitions or with regard to the Company’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against BHAC, XCF, Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”) or others; (5) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisitions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (8) the ability to meet stock exchange listing standards following the consummation of the business combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of BHAC or XCF as a result of the announcement and consummation of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that BHAC, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of BHAC, dated October 4, 2021, and other filings with the SEC, including the registration statement on Form S-4 to be filed with the SEC by BHAC or a successor entity in connection with the transaction (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or BHAC’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that BHAC or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BHAC’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication. These forward-looking statements should not be relied upon as representing BHAC’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While BHAC or XCF may elect to update these forward-looking statements at some point in the future, BHAC and XCF specifically disclaim any obligation to do so.

Additional Information about the Proposed business combination and Where to Find It

In connection with the business combination, BHAC and XCF intend to prepare, and BHAC (or NewCo) intends to file with the SEC the Registration Statement containing a prospectus with respect to the securities to be issued in connection with the business combination, a proxy statement with respect to the stockholders’ meeting of BHAC to vote on the business combination and certain other related documents. Investors, securityholders and other interested persons are urged to read, when available, the preliminary proxy statement/prospectus in connection with BHAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the business combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about BHAC, XCF and the business combination. When available, BHAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that BHAC will send to its stockholders in connection with the business combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by BHAC, XCF or a newly formed successor entity with the SEC, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

BHAC, NewCo and each of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of BHAC’s stockholders in connection with the business combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of BHAC’s stockholders in connection with the business combination will be in the Registration Statement and the proxy statement/prospectus included therein, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of BHAC’s directors and officers in BHAC’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of BHAC for the business combination.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of BHAC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the proxy statement/prospectus of BHAC for the business combination when available.

No Offer or Solicitation

This Current Report on Form 8-K relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.